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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65582



13013363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-12___ AND ENDING ___12-31-12___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Achelous Partners, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

405 Lexington Avenue   9th Floor
                              (No. and Street)

New York   New York   10174
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark R. Saunders   212 660 7250
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold G. Greene, CPA
(Name – *if individual, state last, first, middle name*)

866 United Nations Plaza   New York   New York   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

EH
3/11/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark R. Saunders _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Achelous Partners, LLC _____, as of December 31 _____, 20 12 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACHELOUS PARTNERS, LLC
(A Limited Liability Company)

FINANCIAL STATEMENT

DECEMBER 31, 2012

ACHELOUS PARTNERS, LLC
(A Limited Liability Company)

CONTENTS

DECEMBER 31, 2012

Independent Auditor's Report

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
—
(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Members of

ACHELOUS PARTNERS, LLC

Report on the Financial Statements

I have audited the accompanying statement of Financial condition of Achelous Partners, LLC (the "Company") as of December 31, 2012, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laurel Hill Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

February 22, 2013

ACHELOUS PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Assets:

Cash	$	293,839
Advisory fees receivable		41,839
Receivables from brokers		680
Prepaid expenses		3,264
Total assets	$	339,622

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accrued expenses	$	172,323
Commitments and contingencies		
Members' equity		167,299
Total liabilities and members' equity	$	339,622

ACHELOUS PARTNERS, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

1. **Organization and Description of Business**

Achelous Partners, LLC is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities. The Company provides advisory services to businesses, providing valuations and strategic planning with a focus on merger and acquisition advice. Clients are both public and private most notably the origination and execution of cross-border transactions.

2. **Summary of Significant Accounting Policies**

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The capital raising and financial restructuring advisory fees are recognized at the closing of the respective transaction.

Income taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns. The Company is subject to New York City unincorporated business tax and has accrued such taxes for the year ended December 31, 2012.

Uncertain tax position

The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* "Accounting for Uncertainty in Income Taxes". As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

2. Summary of Significant Accounting Policies *(continued)*

Uncertain tax position *(continued)*

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2009 are no longer subject to examination by tax authorities.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, or $5,000 whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company's net capital was $121,516, which is $110,028 in excess of its required minimum net capital of $11,488. The Company's net capital ratio was .24 to 1 at December 31, 2012.

4. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i) and, therefore, is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

5. Concentration of Risk

The Company's accounts are non-interest bearing and are fully insured by the FDIC.

ACHELOUS PARTNERS, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

6. **Commitments and Contingencies**

The Company operates on a month-to-month sublease at the rate of $3,000. Rent expense for the year ended December 31, 2012 was $36,000.

7. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosures in the Company's financial statements.